By EDGAR
Mr. Edwin Kim
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Dated: October 20, 2011

Re:	SMSA Treemont Acquisition Corp. Amendment No. 2 to Form 8-K Filed on September 6, 2011 File No. 000-54096
Dear Mr. Kim:
We thank the Staff for its comment letter of October 6, 2011 relating to the Amendment No. 2 to Form 8-K filed on September 6, 2011. The purpose of this letter is to request for an extension of time by which we respond to the Staff’s comments.
We have attempted in good faith to amend our filing by October 20, 2011. However, we will be unable to meet the deadline imposed. Therefore, we respectfully ask the Staff for an extension of ten business days to amend our filing or to respond to the comments.
We appreciate your prompt consideration regarding this matter. Should you have any questions regarding the circumstances of this filing, please contact Wilson Pan at (86) 138-1842-4741.

SMSA TREEMONT ACQUISITION CORP. Very truly yours,
By:	/s/ Guo Wang
Chief Executive Officer

cc:	James Lopez (Securities and Exchange Commission)